[STUBBS ALDERTON & MARKILES, LLP LETTERHEAD]



May 31, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         RE:      PATRON SYSTEMS, INC.
                  RESPONSES TO STAFF COMMENTS OF MAY 22, 2006
                  WITH RESPECT TO:
                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
                  FILED ON MAY 11, 2006
                  FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILED ON APRIL 3, 2006
                  FILE NO. 0-25675

Ladies and Gentlemen:

         On behalf of Patron Systems, Inc. (the "COMPANY"), we have enclosed for filing one copy of a revised Preliminary Proxy Statement on Schedule 14A (the "REVISED PROXY STATEMENT").

         In addition to filing the Revised Proxy Statement, we have enclosed with the paper submission of this letter an additional "marked" copy of the
Revised Proxy Statement, comparing the document to the original filing, and hereby provide supplementally the following responses in reply to the Staff's comment letter dated May 22, 2006 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED MAY 11, 2006
FILE NO. 0-25675

PROPOSAL 3:  REVERSE STOCK SPLIT, PAGE 14

1. WE NOTE THAT BECAUSE YOU DO NOT INTEND TO REDUCE THE NUMBER OF AUTHORIZED SHARES, THE REVERSE SPLIT WILL HAVE THE EFFECT OF INCREASING THE NUMBER OF AUTHORIZED AND UNISSUED SHARES. TO FACILITATE INVESTOR UNDERSTANDING, PLEASE


       15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403 office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
May 31, 2006
Page 2


         INCLUDE A TABLE IDENTIFYING (A) THE NUMBER OF SHARES ISSUED AND OUTSTANDING; (B) THE NUMBER OF SHARES AUTHORIZED AND RESERVED; AND (C) THE NUMBER OF SHARES AUTHORIZED AND UNRESERVED BOTH BEFORE AND AFTER THE REVERSE SPLIT.

         The Company has complied with the Staff's comment.

         The Company has included the following table immediately after the third paragraph of Item 3: Amendment of Second Amended and Restated Certificate of Incorporation:

----------------- -------------- --------------- -------------- --------------- -------------- --------------
 As of May 26,    Common Stock    Common Stock     Series A        Series A      Series A-1     Series A-1
      2006           Before      After Reverse     Preferred      Preferred       Preferred      Preferred
                  Reverse Split      Split*      Stock Before    Stock After    Stock Before    Stock After
                                                 Reverse Split  Reverse Split   Reverse Split  Reverse Split*
----------------- -------------- --------------- -------------- --------------- -------------- --------------
Issued and           56,398,360      13,550,344            964             964     35,011,196              0
Outstanding
Shares
----------------- -------------- --------------- -------------- --------------- -------------- --------------
Authorized          150,000,000     150,000,000          2,160           2,160     50,000,000     50,000,000
Shares
----------------- -------------- --------------- -------------- --------------- -------------- --------------
Reserved Shares     465,088,168       3,832,541              0               0              0              0
----------------- -------------- --------------- -------------- --------------- -------------- --------------
Unreserved                    0     132,617,115          1,196           1,196     14,988,804     50,000,000
Shares
----------------- -------------- --------------- -------------- --------------- -------------- --------------

* Assumes the automatic conversion of the Series A-1 Preferred Stock into Common Stock upon the filing of the Certificate of Amendment of Second Amended and Restated Certificate of Incorporation.

2. PLEASE TELL US AND DISCLOSE THE EFFECT OF AN UNFAVORABLE VOTE ON THE PROPOSAL TO EFFECT THE REVERSE STOCK SPLIT. WHAT IMPACT WILL A NEGATIVE VOTE HAVE ON THE CONTRACTUAL OBLIGATIONS BETWEEN YOU AND THE VARIOUS PARTIES FOR WHOM YOU HAVE RESERVED THE 429,020,474 SHARES OF COMMON STOCK? SPECIFICALLY ADDRESS ANY SPECIFIC PENALTY PROVISIONS CONTAINED IN ANY AGREEMENTS, SUCH AS THE SETTLEMENT AGREEMENT AND FINANCING TRANSACTION.

         The Company has complied with the Staff's Comment.

         An unfavorable vote on the proposal to effect the reverse stock split could prevent holders of the Company's outstanding options, warrants and Series A Preferred

Securities and Exchange Commission
May 31, 2006
Page 3


         Stock from exercising or converting such securities. In addition, the shares of Series A-1 Preferred Stock would not be converted as such shares are convertible only upon the effectiveness of an amendment to the Company's Second Amended and Restated Certificate of Incorporation which provides for a sufficient number of authorized shares of the Company's common stock to permit the exercise or conversion of all issued and outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock, and all outstanding options, warrants and other rights to acquire shares of the Company's common stock. Such holders' inability to exercise or convert their securities could result in claims being brought against the Company to compel the Company to take all actions necessary to obtain stockholder approval of the reverse stock split, to obtain stockholder approval of an increase in the authorized number of shares of the Company's common stock, to seek damages in connection with the Company's issuance of the Series A Preferred Stock, Series A-1 Preferred Stock or outstanding options and/or warrants, or to rescind the issuance of the Series A Preferred Stock, Series A-1 Preferred Stock or outstanding options and/or warrants. Any or all of these actions would put the Company's financial viability in jeopardy.

         Should the proposal to effect the Reverse Split receive an unfavorable vote, the Company may have difficulty raising additional working capital to fund the on-going operations of its business. The inability to raise additional working capital could have a substantially adverse effect on the Company's business operations. Should the proposal to effect the reverse stock split receive an unfavorable vote, the Company intends to use commercially reasonable efforts to continue to seek stockholder approval of the reverse stock split until a favorable vote is obtained.

         There are no specific penalty provisions with respect to the reverse stock split in the agreements and other documents governing the
         securities   which  are  exercisable   for  or  convertible   into  the
         465,088,168 shares of the Company's common stock that have been reserved for issuance.

         Please refer to the final paragraph in the section captioned "Reasons for the Reverse Split."

         The Company erroneously reported that it had reserved 429,020,474 shares of its common stock for issuance pursuant to outstanding options, warrants, an accommodation agreement and shares of its preferred stock. The Company should have reported that it had reserved 465,088,168 shares of its common stock for issuance pursuant to outstanding options, warrants, an accommodation agreement and shares of its preferred stock. This issue is addressed in further detail in our response to Comment 3 below.

Securities and Exchange Commission
May 31, 2006
Page 4


3. YOU STATE THAT AN AGGREGATE OF APPROXIMATELY 429,020,474 SHARES OF COMMON STOCK HAVE BEEN RESERVED FOR ISSUANCE AS OF THE RECORD DATE. PLEASE CLARIFY WHETHER THIS AGGREGATE NUMBER INCLUDES THE SHARES ISSUABLE UPON CONVERSION OF THE SERIES A-1 PREFERRED HELD BY CREDITORS AND CLAIM HOLDERS AND THE SERIES A PREFERRED ISSUED IN CONNECTION WITH "A FINANCING TRANSACTION." IN THIS REGARD, PROVIDE THE NAMES OF THE PARTIES OR OTHER IDENTIFYING INFORMATION TO DISTINGUISH THE REFERENCED FINANCING TRANSACTION FROM OTHER FINANCING TRANSACTIONS EXECUTED BY THE COMPANY. IN ADDITION, PLEASE DISCLOSE THE NUMBER OF COMMON STOCK TO BE ISSUED UPON CONVERSION OF THE SERIES A-1 PREFERRED STOCK, FOLLOWING THE EFFECTIVENESS OF THE REVERSE SPLIT.

         The Company has complied with the Staff's Comment.

         First, please note that the Company erroneously reported that it had reserved 429,020,474 shares of its common stock for issuance pursuant to outstanding options, warrants, an accommodation agreement and shares of its preferred stock. The Company should have reported that it had reserved 465,088,168 shares of its common stock for such issuances.

         The 465,088,168 shares of the Company's common stock reserved for issuance as of the record date includes 350,111,953 shares issuable upon the conversion of outstanding shares of Series A-1 Preferred Stock, 60,256,264 shares issuable upon the conversion of outstanding shares of Series A Preferred Stock, 20,085,446 shares issuable upon the exercise of outstanding warrants issued to the purchasers of Series A Preferred Stock, 246,785 shares issuable pursuant to the Agreement and Accord discussed in response to Comment 4 below, 20,050,487 shares of the Company's common stock issuable upon the exercise of additional outstanding warrants and 14,337,233 shares of the Company's common stock issuable upon the exercise of outstanding options.

         Please refer to the third paragraph of Item 3: Amendment of Second Amended and Restated Certificate of Incorporation.

         The parties to the "financing transaction" referred to in Item 3 of the Proxy Statement, which was the Company's Series A Preferred Stock financing transaction, consisted of Apex Investment Fund V, L.P., and fifty separate accredited investors for whom Laidlaw & Company (UK) Ltd. acted as placement agent.

         The Company has replaced the first sentence of the third paragraph of the section captioned "Reasons for the Reverse Split" with the following two sentences:

Securities and Exchange Commission
May 31, 2006
Page 5


         "We have also issued shares of Series A Preferred Stock to Apex Investment Fund V, L.P. and to fifty separate accredited investors in connection with our Series A Preferred Stock financing transaction. In the transaction, Laidlaw & Company (UK) Ltd. acted as our placement agent."

         In addition, the Company has added the following sentences as the last sentences of the second paragraph and third paragraph, respectively, of the section captioned "Reasons for the Reverse Split:"

         "Immediately following the effectiveness of the Reverse Split, the shares of Series A-1 Preferred Stock outstanding as of the record date will automatically convert into approximately 11,670,399 shares of our Common Stock."

         "Immediately following the effectiveness of the Reverse Split, the shares of Series A Preferred Stock outstanding as of the record date will be convertible into approximately 2,008,543 shares of our Common Stock."

         Please also refer to the third paragraph of Item 3: Amendment of Second Amended and Restated Certificate of Incorporation.

4. DISCUSS THE "ACCOMMODATION AGREEMENT" AND PROVIDE THE MATERIAL TERMS OF THAT AGREEMENT. CLARIFY WHETHER THE ACCOMMODATION AGREEMENT AND THE "FINAL AND BINDING SETTLEMENTS" RELATE TO THE SAME AGREEMENT.

         The Company has complied with the Staff's comment.

         The Company has added the following paragraph as the fourth paragraph of the section captioned "Reasons for the Reverse Split:"

         "On April 29, 2005, we entered into an Agreement and Accord with FIBA Consultants and its sole equity holder pursuant to which we agreed to issue certain shares of our Common Stock to replace shares pledged by the sole equity holder of FIBA Consultants in connection with a loan transaction. We issued an aggregate of 890,500 shares of Common Stock and agreed to register an aggregate of 1,190,500 shares of Common Stock held by FIBA Consultants and its sole equity holder, 375,000 shares of Common Stock issuable to the sole equity holder of FIBA Consultants upon the exercise of outstanding options, and an additional (1) 45,000 shares of Common Stock for each year and portion thereof from May 2, 2004 through the date that we file a registration statement, and (2) 133,575 shares of Common Stock for each year and portion thereof from April 2, 2005 through the date that we file a registration statement. The Agreement and Accord is unrelated to the Settlement Agreement and Mutual Releases through which we settled certain outstanding obligations with our creditors and claimants."

Securities and Exchange Commission
May 31, 2006
Page 6


5. IN DESCRIBING THE TERMS OF THE SERIES A-1 AND SERIES A PREFERRED, PLEASE DISCLOSE THE NUMBER OF PREFERRED SHARES ISSUED AND OUTSTANDING AS WELL AS THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION FOR EACH SERIES. ARE THERE PREFERRED SHARES OTHER THAN THE SERIES A-1 AND SERIES A ISSUED AND OUTSTANDING? IN ADDITION, PLEASE
         DISCLOSE WHETHER THE CONVERSION RATES OF THE CURRENTLY ISSUED AND OUTSTANDING PREFERRED STOCK ALSO WILL BE REDUCED BY A FACTOR OF 30 UPON EFFECTIVENESS OF THE REVERSE SPLIT.

         The Company has complied with the Staff's comment.

         The Company has no issued and outstanding preferred shares other than the Series A-1 Preferred Stock and the Series A Preferred Stock.

         The Company has added the following sentences as the third and fourth sentences of the third paragraph of Item 3: Amendment of Second Amended and Restated Certificate of Incorporation:

         "Of the 75,000,000 presently authorized shares of Preferred Stock, as of the May 26, 2006 record date, 2,160 have been designated Series A Preferred Stock, 964 of which are issued and outstanding, and 50,000,000 have been designated Series A-1 Preferred Stock, 35,011,196 of which are issued and outstanding. The outstanding shares of Series A Preferred Stock are convertible into 60,256,264 shares of Common Stock on a pre-Reverse Split basis (2,008,543 shares of Common Stock on a post-Reverse Split basis), and the outstanding shares of Series A-1 Preferred Stock are convertible into 350,111,953 shares of Common Stock on a pre-Reverse Split basis (11,670,399 shares of Common Stock on a post-Reverse Split basis)."

         The Company has revised the second sentence of the second paragraph of the section captioned "Reasons for the Reverse Split" to read in its entirety as follows:

         "Each share of Series A-1 Preferred Stock is currently convertible, on a pre-Reverse Split basis, into 10 shares of Common Stock, and will automatically convert upon the effectiveness of the Amendment into 1/3 of a share of Common Stock on a post-Reverse Split basis."

         The Company has revised the second sentence (now the third sentence) of the third paragraph of the section captioned "Reasons for the Reverse Split" to read in its entirety as follows:

Securities and Exchange Commission
May 31, 2006
Page 7


         "Each share of Series A Preferred Stock is currently convertible, on a pre-Reverse Split basis, into 62,500 shares of Common Stock, and, upon the effectiveness of the Amendment, will be convertible into 2,083.3333 shares of Common Stock on a post-Reverse Split basis."

         The Company has also revised the second paragraph of the section captioned "Effect on Outstanding Shares" to read in its entirety as follows:

         "As of the record date, each outstanding share of Series A Preferred Stock is convertible into 62,500 shares of Common Stock (on a pre-Reverse Split basis), and each outstanding share of Series A-1 Preferred Stock is convertible into 10 shares of Common Stock (on a pre-Reverse Split basis). On the Effective Date, each share of Series A Preferred Stock will be convertible into 2,083.3333 shares of Common Stock (accounting for the 1-for-30 Reverse Split) and each share of Series A-1 Preferred Stock will convert into one third (1/3) of a share of Common Stock (accounting for the 1-for-30 Reverse Split)."

                                    * * * * *

         The Company has made the following additional revisions in the Revised Proxy Statement:

         o The Company has revised the record date of its Annual Meeting from May 10, 2006 to May 26, 2006, and has revised the date on which its Annual Meeting will be held from June 22, 2006 to July 20, 2006.

         o The Company has revised the anticipated mailing date of the Revised Proxy Statement and related materials from May 22, 2006 to June 9, 2006.

         o The Company has added a new Item 4: Discretionary Authority to Adjourn Annual Meeting to Solicit Additional Proxies, pursuant to which the Company's stockholders will grant the Company's management the discretionary authority to adjourn the Annual Meeting to a later date in order to enable the Company's management and Board of Directors to continue to solicit additional proxies in favor of the proposals to elect the directors nominated by the Board of Directors, adopt the Patron Systems, Inc. 2006 Stock Incentive Plan, and to approve the amendment of the Company's Second Amended and Restated Certificate of Incorporation in the event that the Company does not receive sufficient votes in favor of any of such proposals.

Securities and Exchange Commission
May 31, 2006
Page 8


         o The Company has revised the number of shares of Series A-1 Preferred Stock outstanding on the record date from 35,422,755 to 35,011,196.

         o The Company has revised the number of shares of its common stock into which the shares of Series A-1 Preferred Stock outstanding on the record date can convert from 354,227,555 to 350,111,953.

         o The Company has revised the number of shares of its common stock that will be available for issuance subsequent to the reverse stock split from 136 million to 132 million.

         o The Company has revised the number of shares of its preferred stock issuable by the Company's Board of Directors from 39,576,281 to 39,987,840.

         o The Company has revised the age of Martin T. Johnson, the Company's Chief Financial Officer, from 54 to 55.

         o The Company has revised the effective date and termination date of the Patron Systems, Inc. 2006 Stock Incentive Plan, subject to stockholder approval, from June 22, 2006 to July 20, 2006 and from June 21, 2016 to July 19, 2016, respectively.

         o The Company has revised the anticipated effective date for the Certificate of Amendment of Second Amended and Restated
                  Certificate of Incorporation from June 26, 2006 to July 21, 2006.

         o        The  Company has  provided  the full name of Laidlaw & Company
                  (UK) Ltd. in the disclosure regarding the Employment Agreement of Robert W. Cross, the Company's Chief Executive Officer.

         o The Company has revised the percentage of shares of its common stock beneficially owned by all directors and executive officers as a group from 16.7 percent to 16.1 percent.

         o The Company has revised the percentage of shares of its common stock beneficially owned by Apex Investment Fund V, L.P. from
                  20.5 percent to 17 percent.

         o The Company has revised the percentage of shares of Series A-1 Preferred Stock beneficially owned by Apex Investment Fund V, L.P. from 29.9 percent to 30.3 percent.

Securities and Exchange Commission
May 31, 2006
Page 9


         o The Company has revised the number of shares of Series A-1 Preferred Stock beneficially owned by Per Gustafsson from 2,790,592 to 2,777,305.

         o The Company has revised the percentage of shares of Series A-1 Preferred Stock beneficially owned by Patrick J. Allin from
                  5.3 percent to 5.4 percent.

         o The Company has revised the percentage of shares of Series A-1 Preferred Stock beneficially owned by Richard Linting from 5.0 percent to 5.1 percent.

                                    * * * * *

         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509.

                                       Sincerely,


                                       /s/ Louis Wharton
                                       -------------------
                                       Louis Wharton


cc:      Robert Cross
         Martin T. Johnson